Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Three Months Ended March 31, 2016

	2015	2014	2013
	(in thousands)
Net loss before income tax benefit (provision)	$(13,322)	$(1,516)	$(953)	$(9,748)
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges(2)	$(12,973)	$(1,516)	$(953)	$(9,063)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.
(2)	For purposes of this calculation, earnings consist of loss before income taxes and fixed charges. Fixed charges consist of interest expense.